MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

February 24, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael Kennedy Mara Ransom, Assistant Director

Re:	Franchise Holdings International, Inc. Form PRE 14C Filed January 26, 2015 File No. 000-27631

Dear Ms. Ransom:

We are filing an Amendment to our Preliminary Information Statement on Form PRE 14C (the “Information Statement”) in response to your recent review letter addressed to Steven Rossi, Chief Executive Officer of Franchise Holdings International, Inc. (the “Company”), dated February 23, 2015 (the “SEC Letter”). This response letter, along with the amended Information Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

We have added disclosure to the Information Statement to discuss the lack of intention of the increase in shares being used as an anti-takeover mechanism, but the practical consequence thereof, based on Steven Rossi’s post-increase holdings. There are no anti-takeover mechanisms present in the Company’s governing documents and there are no plans or proposals to adopt other provisions or enter into other arrangement that may have anti-takeover consequences.

1

Additional Information, page 4

Voting Securities; Beneficial Ownership of the Company’s Common Stock, page 4

2. Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. In this regard, we note your disclosure on page 8 that “[i]n due course, Truxmart may be merged into the Company (or vice versa) and, thereafter, carry on the business activities of Truxmart.” If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Please refer to Note A to Schedule 14A.

We have revised the Information Statement to affirmatively disclose that the increase in authorized shares is necessary to complete the transaction whereby the Company acquired Truxmart Ltd. From Steven Rossi. There are no longer current plans or intentions of undertaking any additional merger, consolidation, acquisition or similar business transaction. Therefore, we have removed any disclosure in the Information Statement related to a future merger.

3. We note your disclosure that “additional common shares (aggregating _____) are expected to be issued to certain investors who prospectively supported the acquisition of the Company as the vehicle for carrying on the Truxmart business operations as a publicly traded company (through the Company).” Please clarify the type of support provided to you and the amount of shares expected to be issued to the supporting investors.

We have added the number of shares we will be issuing to certain accredited investors who provided Mr. Rossi with financial support to purchase the controlling interest in the Company. We have included disclosure in the Information Statement discussing that these investors have entered into Share Issuance Agreements, pursuant to which the Company shall be issuing them an aggregate of 2,649,605 shares of the Company. We filed the Form D for the sales and are in the process of having the shares issued.

4. We note your disclosure that Truxmart Ltd. Is beneficial owner of 2,300,000 of your shares. Please reconcile this disclosure with your statement on page 2 of this filing that Truxmart Ltd. is your wholly-owned subsidiary.

We have revised the Information Statement to reconcile throughout that Truxmart Ltd. is the Company’s wholly-owned subsidiary.

2

Please see the requested written statement from the Company attached hereto on the following page.

Please direct your correspondence regarding this matter to the undersigned.

cc:	Steven Rossi, Chief Executive Officer Franchise Holdings International, Inc.

3

FRANCHISE HOLDINGS INTERNATIONAL, INC.

1895 Clements Road, Pickering Ontario, CANADA M1P 4Y9

February 24, 2015

Re:	Franchise Holdings International, Inc. Form PRE 14C Filed January 26, 2015 File No. 000-27631

To Whom It May Concern:

I, Steven Rossi, Chief Executive Officer of Franchise International Holdings, Inc. (the “Company”), hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer

4